May 26, 2016

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christy Adams
Ivette Leon
Paul Fischer
Terry French

Re:	Clear Channel Outdoor Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 001-32663

Ladies and Gentlemen:

Set forth below are the responses of Clear Channel Outdoor Holdings, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 16, 2016, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 (the “10-Q”).

For your convenience, the responses are prefaced by the exact text of the Staff’s comments in bold, italicized text.

Form 10-K for Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Note 7. Income Taxes, page 102

1.	Please disclose the U.S. income (loss) before income tax expense (benefit), pursuant to Rule 4-08(h)(i) of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and in future Form 10-K filings will further clarify the U.S. income (loss) before income tax expense (benefit) in the Income Tax footnote, with disclosure substantially as set forth below:

U.S. loss before income tax taxes was approximately $(XX.X) million, $(69.6) million and $(87.2) million for 2016, 2015 and 2014, respectively. Foreign income before income taxes was approximately $XX.X million, $48.5 million and $95.5 million for 2016, 2015 and 2014, respectively.

2.	Please tell us the amount of undistributed earnings of foreign subsidiaries and how you complied with the disclosure requirements of ASC 740-30-50-2.

Response:

The Company respectfully refers the Staff to disclosures in Note 1 to the Consolidated Financial Statements on page 63 of our Form 10-K for the year ended December 31, 2015, where our disclosure indicates that the Company has accumulated deficits in foreign earnings and profits.

ASC 740-30-50-2 states that certain information shall be disclosed whenever a deferred tax liability is not recognized because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and joint ventures. As disclosed in Note 1 on page 63 of our 2015 Form 10-K, the Company is in a deferred tax asset position with respect to its investment in foreign subsidiaries as a result of tax basis amounts being greater than financial reporting bases. The disclosures listed in ASC 740-30-50-2(a)-(d) are therefore not applicable to the Company. Nevertheless, the Company did disclose in Note 1 that the determination of the amount of federal income taxes, if any, that might become due in the event that our foreign earnings are distributed is not practicable.

Finally, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (210) 822-2828.

Sincerely,

/s/ Robert H. Walls, Jr.
Robert H. Walls, Jr.
Executive Vice President and General Counsel

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